UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

uniQure N.V.

(Name of Issuer)

Ordinary Shares, €0.05 par value per share

(Title of Class of Securities)

N90064 101

(CUSIP Number)

Frank Ochsenfeld

Coller Capital Limited

33 Cavendish Square

London

W1G 0TT

United Kingdom

+44 (0) 20 7079 9401

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N90064 101

1.	Name of Reporting Persons Coller Investment Management Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Guernsey, Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,118,520 (1) (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,118,520 (1) (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,118,520 (1) (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.97%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes warrants to purchase 99,009 Ordinary Shares that are currently exercisable.

(2) The calculation of this percentage (a) includes 17,594,906 Ordinary Shares outstanding after the closing of the Issuer’s initial public offering on February 10, 2014, as set forth in the Issuer’s prospectus dated February 5, 2014, filed with the Securities and Exchange Commission (the “Commission”) on February 6, 2014 (the “Prospectus”), (b) assumes the exercise of warrants held by CIPVA to purchase 99,009 Ordinary Shares and (c) excludes an aggregate of 4,393,523 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2).

CUSIP No. N90064 101

1.	Name of Reporting Persons Coller International General Partner V, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,118,520 (1) (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,118,520 (1) (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,118,520 (1) (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.97%(2)

14.	Type of Reporting Person (See Instructions) PN

(1) Includes warrants to purchase 99,009 Ordinary Shares that are currently exercisable.

(2) The calculation of this percentage (a) includes 17,594,906 Ordinary Shares outstanding after the closing of the Issuer’s initial public offering on February 10, 2014, as set forth in the Prospectus, (b) assumes the exercise of warrants held by CIPVA to purchase 99,009 Ordinary Shares and (c) excludes an aggregate of 4,393,523 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2).

CUSIP No. N90064 101

1.	Name of Reporting Persons Coller International Partners V-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC (see Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,118,520 (1) (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,118,520 (1) (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,118,520 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.97%(2)

14.	Type of Reporting Person (See Instructions) PN

(1) Includes warrants to purchase 99,009 Ordinary Shares that are currently exercisable.

(2) The calculation of this percentage (a) includes 17,594,906 Ordinary Shares outstanding after the closing of the Issuer’s initial public offering on February 10, 2014, as set forth in the Prospectus, (b) assumes the exercise of warrants held by CIPVA to purchase 99,009 Ordinary Shares and (c) excludes an aggregate of 4,393,523 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2).

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, par value €0.05 per share (the “Ordinary Shares”), of uniQure N.V. (the “Issuer”). The Issuer’s registered office is located at Meibergdreef 61, Amsterdam 1105 BA, the Netherlands.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly by Coller Investment Management Limited, a private limited company duly incorporated and existing under the laws of Guernsey, Channel Islands (“CIM”), Coller International General Partner V, L.P., an exempted limited partnership duly formed and existing under the laws of the Cayman Islands (“CIGPV”) and Coller International Partners V-A, L.P., an exempted limited partnership duly formed and existing under the laws of the Cayman Islands (“CIPVA” and, together with CIM and CIGPV, the “Reporting Persons”).

CIM is the general partner of CIGPV, which is the general partner of CIPVA, which directly holds 2,019,511 Ordinary Shares and warrants currently exercisable into 99,009 Ordinary Shares. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 2,118,520 Ordinary Shares.  In addition, this Schedule 13D excludes an aggregate of 4,393,523 Ordinary Shares held by entities affiliated with Forbion Capital, which Ordinary Shares were deemed to be beneficially owned by CIPVA within the meaning of Item 7 of Form 20-F for purposes of the disclosure contained in the “Principal Shareholders” section of the Prospectus. The Reporting Persons do not have voting or investment power over such Ordinary Shares and therefore do not beneficially own such Ordinary Shares within the meaning of Rule 13d-3. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any such Ordinary Shares.

The address of the principal place of business for each of the Reporting Persons is c/o Coller Investment Management Limited, P.O. Box 255, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands GY1 3QL.

The principal business of CIM includes serving as the ultimate general partner of CIPVA. The principal business of CIGPV includes serving as the general partner of CIPVA. The principal business of CIPVA is achieving long-term capital appreciation through investing primarily, either directly or indirectly, in privately negotiated investments acquired in the secondary market. CIPVA also makes select investments in private placements in public or private companies and direct purchases of shares in public companies.

The name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of CIM are listed on Schedule I.

During the last five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I) has been convicted in any criminal proceeding.

During the last five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

Item 3.	Source and Amount of Funds or Other Consideration

In July 2013, CIPVA acquired 990,099 Ordinary Shares on the conversion of convertible notes issued by the Issuer. CIPVA purchased the convertible notes at a price per note of €9.18 ($12.60) for an aggregate purchase price of approximately €9.09 million ($12.48 million).

In conjunction with the Issuer’s initial public offering on February 10, 2014, CIPVA acquired 1,029,412 Ordinary Shares. CIPVA acquired these shares with working capital at the initial public offering price of $17.00 per share for an aggregate purchase price of approximately $17.5 million.

Item 4.	Purpose of Transaction

The information set forth or incorporated in Items 2 and 3 is incorporated by reference in its entirety into this Item 4.

The Ordinary Shares reported herein were acquired solely for investment purposes. The Reporting Persons do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right for CIPVA to acquire, or dispose of, additional securities of the Issuer in the ordinary course of CIPVA’s business, to the extent deemed advisable in light of CIPVA’s general investment and trading policies, market conditions or other factors. The Reporting Persons’ may engage in discussions from time to time with other shareholders of the Issuer regarding the acquisition by CIPVA of Ordinary Shares or other securities of the Issuer held by such shareholders.

Except as set forth above, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or other instrument corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) — (b)      The following disclosure (i) assumes that there are 17,594,906 Ordinary Shares outstanding after the closing of the Issuer’s initial public offering on February 10, 2014, as set forth in the Prospectus, (ii) assumes the exercise of warrants held by CIPVA to purchase 99,009 Ordinary Shares and (iii) excludes an aggregate of 4,393,523 Ordinary Shares held by entities affiliated with Forbion Capital (see Item 2).

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 2,118,520 Ordinary Shares (including 99,009 Ordinary Shares underlying warrants that are currently exercisable), which constitute 11.97% of the Ordinary Shares.

(c)                                  None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 or Schedule I hereof, has effected any transactions in the Ordinary Shares in the past 60 days except as described in Item 3 of this Schedule 13D.

(d)                                 To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 5 is incorporated by reference in its entirety into this Item 6.

Lock-up Agreement

CIPVA agreed with the underwriters for the Issuer’s initial public offering, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of or hedge any of the Ordinary Shares beneficially owned by the Reporting Persons, or securities convertible into or exchangeable for Ordinary Shares, during the period ending 180 days after the date of the Prospectus, except with the prior written consent of Jefferies LLC and Leerink Partners LLC.

The foregoing description of the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Form of Lock-up Agreement, which is filed as Exhibit 2 to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 or Schedule I hereof and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

99.1.       Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of February 20, 2014, by and among Coller Investment Management Limited, Coller International General Partner V, L.P. and Coller International Partners V-A, L.P.

99.2.       Form of Lock-up Agreement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2014	COLLER INVESTMENT MANAGEMENT LIMITED

	By:	/s/ Paul McDonald
	Name:	Paul McDonald
	Title:	Director

COLLER INTERNATIONAL GENERAL PARTNER V, L.P.
By: COLLER INVESTMENT MANAGEMENT LIMITED, its general partner

	By:	/s/ Paul McDonald
	Name:	Paul McDonald
	Title:	Director

COLLER INTERNATIONAL PARTNERS V-A, L.P.
By: COLLER INTERNATIONAL GENERAL PARTNER V, L.P., its general partner
By: COLLER INVESTMENT MANAGEMENT LIMITED, its general partner

	By:	/s/ Paul McDonald
	Name:	Paul McDonald
	Title:	Director

Exhibit Index

99.1.       Agreement of Joint Filing, as required by Rule 13d-1(k)(1) under the Act, dated as of February 20, 2014, by and among Coller Investment Management Limited, Coller International General Partner V, L.P. and Coller International Partners V-A, L.P.

99.2.       Form of Lock-up Agreement.

Schedule I

All addresses are c/o Coller Investment Management Limited, P.O. Box 255, Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands GY1 3QL.

Name	Title
Jeremy Joseph Coller	Director
Cyril Joseph Mahon	Director
Peter Michael Hutton	Director
Paul McDonald	Director
Andrew Thane Maden Hitchon	Director
Roger Alan Le Tissier	Director
John Charlton Loveless	Director